June 10, 2013

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 22, 2013
Letter dated May 24, 2013
File No. 333-188005

Dear Ms. Hayes,

This letter sets forth the response of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letters, dated June 3, 2013 and June 6, 2013, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 1 to the Registration Statement on Form S-1 filed on May 22, 2013 (the “Prior Registration Statement”) and Letter filed May 24, 2013. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 2 to the Prior Registration Statement (the “Registration Statement”).

Comment Letter dated June 3, 2013

General

1. We note your response to prior comment 1. Please note that we are still considering this issue and may have additional comments.

Response: The Company acknowledges the Staff’s comment and will respond to any additional comments it may have.

Use of Proceeds, page 10

2. Please expand your response to prior comment 10 to clarify the certain existing limited partners of Silvercrest L.P., other than Vulcan Wealth Management LLC, from whom you will purchase Class B units of Silvercrest L.P.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the Registration Statement to clarify the number of limited partners from which it will purchase Class B units and the aggregate amount of units it intends to purchase from these limited partners.

Management’s Discussion and Analysis of Financial Condition . . . , page 80

Overview – Revenue, page 81

3. We have read your response to prior comment 20. Please revise your disclosure to state, if true, that the adjustments made to your advisory fees were insignificant for the periods presented. Please also explain to us how such adjustments are calculated.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 84 of the Registration Statement to disclose that the noted adjustments were insignificant for the periods presented.

The adjustments to the Company’s advisory fees are calculated by applying a client’s respective fee rate to the value of any cash inflow or outflow to a client’s account that exceeds 10% of the value of a client’s portfolio subject to such advisory fees.

Business, page 104

History, Organization and Philosophy, page 106

4. We note your response to comment 24 and the additional information provided by the chart on page 105. We continue to believe the growth rate ranges since inception provide appropriate balance to the compound annual growth rate for assets under management and total client assets since inception disclosed on pages 107 and 109, respectively. Please expand your disclosure to provide the requested ranges.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 106 of the Registration Statement to provide growth rate ranges since inception.

Stock Ownership Guidelines, page 133

5. Please expand your response to prior comment 11 to identify and disclose the background of significant employees, such as your key investment professionals or the individuals you consider to be critical to your future success. Refer to Regulation S-K Item 401(c). We note that the revised disclosure in the second paragraph on page 134 describes the types of employees you consider to be critical to your future success, but it does not specifically identify those employees.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 136 of the Registration Statement to remove the statement that such employees are “critical” to the Company’s future success. As noted in the Company’s prior response to comment 11, in addition to the executive officers and members of the executive committee identified in the Registration Statement, there are more than 15 professionals who the Company considers equally important to the Company’s success. The Company does not believe that any of these investment professionals rise to the level of a “significant employee” as to require disclosure pursuant to Item 401(c) of Regulation S-K.

Comment Letter dated June 6, 2013

Unaudited Pro Forma Consolidated Statements of Operations, pages 69 and 75

1. We note that you have included pro forma tax and EPS data in your Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2012 and the three months ended March 31, 2013. It is our position that if a registrant was formerly a tax exempt enterprise (such as a partnership), pro forma tax and EPS data should be presented on the face of the historical financial statements. Since Silvercrest L.P. is your predecessor for financial reporting purposes, we believe that the Statements of Operations for Silvercrest L.P. and Subsidiaries on pages F-12 and F-39 should be revised to present pro forma tax and EPS data for the periods identified below:

•	If necessary adjustments include more than adjustments for taxes, limit pro forma presentation to the latest fiscal year and interim period.

•	If necessary adjustments include only taxes, pro forma presentation for all periods presented is encouraged, but not required.

Please ensure that partner distributions in excess of current year earnings are reflected in your pro forma EPS calculation pursuant to SAB Topic 1.B.3.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-12, F-16, F-40, F-44 and F-45 of the Registration Statement.

Unaudited Pro Forma Consolidated Statement of Financial Condition, page 73

2. We note that you present a $66 million pro forma adjustment in your statement of financial condition related to the issuance of Class B common stock and have classified this adjustment as an “offering adjustment” with a cross-reference to note (A) on page 76. Furthermore, your disclosure in other parts of your filing indicates that the issuance of Class B common stock will occur as part of the reorganization prior to the consummation of the offering. Please revise to (a) provide disclosure related to the issuance of these shares within your pro forma discussion and (b) reflect the issuance of these shares as a reorganization adjustment given your disclosure that such shares will be issued prior to the consummation of this offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 76 of the Registration Statement.

3. With respect to the $10 million distribution that you intend to make to existing limited partners prior to the consummation of this offering, you disclose in various places throughout your filing that such distribution will be funded from the existing cash balances of Silvercrest L.P. at the time of the reorganization but before the consummation of this offering and will not be funded by any proceeds of this offering. However, your current presentation of the $10 million distribution to existing limited partners as an offering adjustment appears to directly contradict this disclosure. Please address the following:

•

You disclose on page 62 of your Form S-1/A filed on May 22, 2013 that this distribution will be paid from cash on hand at March 31, 2013 and cash and undistributed earnings that have been generated subsequent to March 31, 2013. Please quantify for us your current cash balance and to the extent that you do not currently have sufficient cash to fund this distribution, tell us how you plan to fund this distribution without utilizing any proceeds from the offering. Please also revise your disclosure accordingly to address such uncertainties.

•

It does not appear that the payment of this distribution can be directly attributed to the offering given your assertion that the distribution will not be funded with offering proceeds. As such, we do not believe this payment meets the requirements in Article 11-02(b)(6) to be reflected as a pro forma offering adjustment; however, we would not object to narrative footnote disclosure explaining how you intend to fund this distribution. Please revise your Unaudited Pro Forma Consolidated Statement of Financial Condition accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 62, 70, 73, 75, 76 and elsewhere throughout the Registration Statement. In addition, the Company has added disclosure to explain that the $10 million pre-closing distribution will be funded partially from undistributed earnings and cash accumulated subsequent to March 31, 2013 equal to approximately $4 million and partially from borrowings under a proposed credit facility that a subsidiary of Silvercrest L.P. intends to enter into prior to the closing of the offering equal to $6 million.

4. As a related matter, while we acknowledge that you have reflected the accrual for this distribution as a reorganization adjustment in your pro forma financial statements, we believe that a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented alongside your latest historical balance sheet on page F-38 pursuant to SAB Topic 1.B.3. Please revise your filing accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-39 of the Registration Statement.

(1) Reorganization Adjustments, page 75

5. We note several instances where a specific pro forma adjustment is explained in multiple footnotes. For example, reorganization adjustment (D) includes several adjustments that are already explained in other footnotes, including (A), (C), and (E). To increase the transparency of your disclosure, please revise your disclosure to describe each adjustment in a separate footnote, or at a minimum, provide a cross-reference between related footnotes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 75 through 77 of the Registration Statement.

(2) Offering Adjustments, page 76

6. In the interest of transparency, please revise to segregate the offering adjustments related to the use of proceeds from note (A). In this regard, we note that you illustrate the use of proceeds to purchase Class B units within note (B) on page 77; however, you do not include a cross-reference to this note within your pro forma statement of financial condition with respect to your pro forma adjustments to Cash and cash equivalents. We think it would be clearer to discuss and reference this transaction in its entirety within offering adjustment (B).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 77 of the Registration Statement.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 649-0600 or Christina E. Melendi at (212) 705-7814.

Sincerely,
/s/ David J. Campbell
David J. Campbell

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)

Christina E. Melendi (Bingham McCutchen LLP)

David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)